Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No. 001-34036)

Marel hf.

TRANSCRIPT

07 - 31 - 2024 John Bean Technologies Corporation Q2 2024 Earnings Conference Call

CORPORATE SPEAKERS:

Brian A. Deck

President, CEO & Director

Kedric Meredith

Vice President of Corporate

Development & Investor Relations

Matthew J. Meister

Executive VP & CFO

PARTICIPANTS:

Mircea Dobre

Robert W. Baird & Co.

Incorporated, Research Division

Robert Samuel Karlov

William Blair & Company L.L.C.,

Research Division

John Bean Technologies Corporation

Q2 2024 Earnings Conference Call

Presentation

Operator

Good morning, and welcome to JBT Corporation Second Quarter 2024 Earnings Conference Call. My name is Krista, and I will be your conference operator today. As a reminder, today’s call is being recorded. [Operator Instructions] Thank you.

I will now turn the call over to JBT’s Vice President of Corporate Development and Investor Relations, Kedric Meredith, to begin today’s conference.

Kedric Meredith

Vice President of Corporate Development & Investor Relations

Thank you, Krista. Good morning, everyone, and welcome to our second quarter 2024 conference call.

With me on the call is our Chief Executive Officer, Brian Deck; and Chief Financial Officer, Matt Meister.

In today’s call, we will use forward-looking statements that are subject to the safe harbor language in yesterday’s press release and 8-K filing. JBT’s periodic SEC filings also contain information regarding risk factors that may have an impact on our results. These documents are available in the Investor Relations section of our website.

Also, our discussion today includes references to certain non-GAAP measures. A reconciliation of these measures to the most comparable GAAP measure can be found in the Investor Relations section of our website.

Now I’ll turn the call over to Brian.

Brian A. Deck

President, CEO & Director

Thanks, Kedric, and good morning, everyone.

Let me start with the good news. As we said on last quarter’s call, we were optimistic that improving poultry industry economics and strong quote activity will begin to translate to higher orders. This played out in the second quarter, as JBT’s strong orders included an initial recovery in equipment demand from North American poultry producers.

Additionally, AGV, our automated material handling business, rebounded nicely in the second quarter as expected. Overall, this translated to the second best quarter in terms of orders for our food technology — in our food technology history and a 13% sequential improvement. With that said, JBT’s second quarter financial performance fell short of our expectations, essentially due to a revenue shortfall. With much of that expected to be recovered in the back half of the year, we have refined our guidance to reflect 3% to 5% top line growth for the full year.

Let me turn the call over to Matt, who will provide more detail on our second quarter performance and expectations for the full year. Then I’ll speak about market and geographic order trends, our latest ESG report and provide updates on the combination with Marel. Matt?

Matthew J. Meister

Executive VP & CFO

Thanks, Brian, and good morning. For the second quarter of 2024, revenue of $402 million, which included a $4 million negative impact from foreign exchange translation, declined 6% year-over-year. That fell short of our expectations, primarily from the performance of book and ship orders, customer delivery scheduling and a now resolved system upgrade issue that temporarily delayed revenue recognized from that impacted site. We believe approximately $15 million of revenue shifted from the second quarter to the third quarter.

John Bean Technologies Corporation

Q2 2024 Earnings Conference Call

On the margin side, we continue to realize the benefits from our restructuring actions and delivered better-than-expected cost savings from our supply chain initiatives. As a result, our second quarter gross profit margin of 35.6% improved 120 basis points year-over-year. Adjusted EBITDA of $64 million declined 11% year-over-year, as the benefits from restructuring and supply chain initiatives were more than offset by the impact of lower volume. That said, we realized sequential improvement, as adjusted EBITDA increased 11% and our adjusted EBITDA margin expanded 120 basis points.

Second quarter adjusted EPS was $1.05 versus $0.97 in the prior year as a result in the current year benefited from $9 million in net interest expense improvement. Year-to-date free cash flow of $14 million was lower than the prior year due to higher working capital. Our inventory increased, partially due to AGV’s growth profile and overall higher work in progress associated with our backlog timing. For the full year, we remain confident in our ability to achieve a free cash flow conversion rate in excess of 100%, as we convert our strong backlog to revenue and order demand continues to improve.

Brian mentioned earlier, we updated our full year organic revenue growth guidance to 3% to 5% to reflect our year-to-date performance, which is partially offset by additional contributions from AGV in the back half. Our updated guidance suggests a steeper quarterly progression in the back half than before.

While our $700 million backlog is consistent with prior year, the scheduled conversion to revenue in the back half is approximately $90 million higher. This is the result of several long-term projects included in last year’s backlog that is shipping in 2024. Included in the forecasted backlog conversion is higher AGV revenue, which, as we’ve discussed previously, has been capacity constrained given the strong demand for warehouse automation.

However, changes to our manufacturing process and product standardization have improved our efficiency and lead times. As a result, we expect AGV will now contribute 2% to JBT’s total revenue growth for 2024, which is an incremental 1% from our previous guidance. All of this together provides confidence in our forecast of an approximately $90 million year-over-year increase in back half revenue, which, along with comparable book and ship volume to the back half of last year, would put us at the midpoint of our 2024 guidance.

Based on our updates to revenue growth, we have narrowed our full year guidance for adjusted EBITDA and adjusted EPS. We now expect adjusted EBITDA of $295 million to $305 million, which maintains margin expectations at 17% to 17.5%. Adjusted EPS has also been updated to $5.05 to $5.35. For the back half of 2024, in terms of quarterly cadence, we expect double-digit year-over-year revenue growth in each quarter and margins to improve sequentially as we move through the remainder of the year. Lastly, we updated our full year GAAP guidance to reflect our current expectation of $40 million in pre-closing M&A costs for the combination with Marel.

With that, let me turn the call back to Brian.

Brian A. Deck

President, CEO & Director

Thanks, Matt. Let me start with order trends. As I said at the top of the call, second quarter orders of $437 million represented our Food Technology’s second best quarterly performance ever.

We were pleased that the anticipated recovery in orders from North American poultry producers has started to materialize. Moreover, it is still early, and we’re not yet back to baseline demand levels. As such, we expect North American poultry industry orders to improve further in Q3.

As for other areas of strength, we continue to enjoy robust demand at AGV, while fruit and vegetable demand was also quite strong in the quarter. On the other hand, the beverage industry did not meet our expectations, as manufacturers adjust to current consumer buying patterns. And in general, the high cost of capital remains a headwind, particularly among our smaller customers.

Geographically, Europe was stable and demand in the Middle East remained strong. The Asia Pacific region was disappointing as we continued to experience elongated order conversion cycles, while South America has a strong pipeline that appears promising for the foreseeable future. Putting it all together, the significant strength in the second quarter reflected JBT’s diversified end market exposure as well as initial recovery in North American poultry demand. As such, we anticipate another strong quarter of total inbound order rates in the third quarter.

John Bean Technologies Corporation

Q2 2024 Earnings Conference Call

Switching gears. As you may have seen, we recently published JBT’s fourth annual Environmental, Social and Governance report, focused on how we are fortifying the future of food to enable a more resilient, sustainable and equitable food supply chain.

Sustainability is becoming an ever larger factor in our customers’ purchasing decisions, and JBT’s innovative portfolio of solutions can improve our customers’ environmental footprint and operational performance. Our products make better use of precious resources, such as energy and water, while also helping to reduce food and packaging waste with improved processes for yield and food safety. As such, JBT’s innovative — innovation creates a competitive advantage as we help customers meet their sustainability objectives.

We’re also taking action to improve the environmental performance of JBT’s internal operations. We are calculating our Scope 3 emissions according to the greenhouse gas protocol to identify opportunities for reducing our carbon footprint and improving our supply chain sustainability.

Finally, let me provide updates on the proposed merger with Marel. On June 24, JBT launched the voluntary takeover offer to acquire all outstanding shares of Marel. Since then, we have held meetings with Marel shareholders in Iceland and London and delivered proxy materials for a JBT shareholder vote to be held on August 8.

As we discussed in detail on the special JBT investor call on June 20, we are increasingly confident in the industrial logic of the combination and the value creation opportunities for customers, shareholders and other stakeholders. By the end of the third year post-close, we believe we can capture revenue synergies of more than $75 million and cost synergies of more than $125 million, as we leverage our complementary products and services to enhance our value proposition with customers and benefit from our combined scale.

Since the June investor call, we have received an indication from our regulatory counsel that the U.K. is not considering a formal antitrust investigation, and we’re actively engaged with the remaining jurisdictions, including the EU. Regarding the secondary listing on the Icelandic exchange, we expect to file imminently. And we continue to plan for year-end 2024 closing.

Moving to transaction execution. Our activity has now pivoted from a focus on legal and regulatory matters to planning for operational integration. We are working with our advisers and Marel to ensure day 1 readiness and have named an integration team with members from both companies to guide an integration planning process, with work streams already underway. This includes planning teams for operations, finance, IT, digital and procurement to name a few and an overarching team to support overall org design and talent selection and importantly, a team to support our cultural connectivity, purpose and communications.

Before we take your questions, let me extend my appreciation to JBT teams around the world, who are at the core of our success. And to the Marel team, thank you for your collaboration as we envision an even stronger combined entity with greater global resources and comprehensive solutions for our food and beverage customers.

Now let’s open up the call. Operator?

John Bean Technologies Corporation

Q2 2024 Earnings Conference Call

Question and Answer

Operator

[Operator Instructions] Your first question comes from the line of Mig Dobre with RW Baird.

Mircea Dobre

Robert W. Baird & Co. Incorporated, Research Division

My first question is really surrounding the system issues that you had in Q2. If I heard you correctly, you mentioned it was about $15 million of revenue in terms of the impact. That still doesn’t get us to where you initially guided Q2.

Can you comment a little bit on the delta relative to your expectations? And what exactly is the base of these revenues being recovered in the back half? Is this all a Q3 event? Or does that stretch into Q4 as well?

Brian A. Deck

President, CEO & Director

Sure. So if you look at the overall guidance, going from 4% to 6% down to 3% to 5%, there’s about a $15 million reduction at the midpoint. And really, that does represent, I would say, some weakness in specific end markets that we’re seeing.

And while we missed the quarter by about $30 million, as you suggest, we’re going to regain about $15 million, most, if not all of that, in the third quarter, and I’ll have Matt talk a little bit of that and the cadence for the rest of the quarter in a minute.

But we are seeing — despite some, say, select end market weakness, we are actually seeing some nice pockets of strength as well. I mentioned fruit and veg. AGV is very strong, and we actually increased our guidance as it relates to that, which partially offset some of the other impacts that we’re seeing generally.

But then in terms of the cadence, I’ll let Matt kind of address that and why we’re confident on the strength of the cadence from here.

Matthew J. Meister

Executive VP & CFO

Yes. Thanks, Brian. I think as we mentioned in the prepared remarks, the $15 million that’s shifting from Q2 to Q3, that was made up of a couple of things. About half of that was the systems upgrade issue that you referenced, Mig, and the other half is some specific customer-related delays and timing of shorter-cycle book and ship orders. That is what we expect to shift into Q3.

Beyond that, again, as we talked about, and we provided information in the prepared remarks, this forecast is really based off of a bottoms-up business-unit-by-business-unit detail. And we looked at a lot of the backlog timing, and that backlog timing is about $90 million — should deliver $90 million more in revenue than what we expect — than what we had last year at this time.

Again, in order for us to hit the numbers for the back half, it assumes a similar book and ship demand that we saw at the back half of last year. But that wasn’t necessarily overly high book and ship demand. So we’re pretty confident that, that can continue, especially with the recovery in the poultry markets in North America and the strength that we’ve seen in other markets.

So certainly, it is a big ramp and by no means, a slam dunk, but it’s the best forecast we have based on the information provided to us and the additional analysis we did on backlog and the book and ship assumptions of the business units.

Mircea Dobre

Robert W. Baird & Co. Incorporated, Research Division

John Bean Technologies Corporation

Q2 2024 Earnings Conference Call

Okay. You mentioned that orders there are progressing pretty well in Q3 and you expected a strong quarter in that regard. Can you give us a little more color or context around this? And look, if you’re going to convert $90 million more to — more backlog than you did last year, how should investors think about your backlog progression through the year? Is it fair to say that we’re bringing backlog down? So put differently, does that backlog burn become a headwind to 2025? Or do you think there is enough momentum that can build through the market for that not to be an issue?

Brian A. Deck

President, CEO & Director

Yes, that’s a very good question, and we’ve looked at this quite a bit. So when we start thinking about going outside of 2024 into 2025, well, certainly, you’re going to see, I’ll say, a little bit — compared to last year at least, more depletion of your backlog, just given the high revenue.

That said, we still expect some good orders here in the back half. So we’ll see how that turns out. But I think more importantly, when you think about 2025 and what’s happening, a couple of things. So just looking at some of the particular end markets, obviously, we do believe we’re going to — we are very early in the recovery in the North American poultry market. We’re nowhere near where they were back in post-COVID levels or even 2019 pre-COVID levels. So there’s still quite a bit of room to run there.

We’re also looking — a couple of end markets are still showing signs of strength. Pharma looks pretty good in the back half of the year. Fruit and veg. looks very strong. There are some other areas of weakness, like CPG, and beverage kind of goes into that.

But overall, if I look at our pipeline, which we measure, we look at kind of like best view and kind of warm orders, if you will, like we have more likelihood of converting to orders. That is — it’s actually the highest it’s been in over 1 year. So we actually feel good about kind of where we sit as we kind of prepare ourselves or take orders for 2025.

Mircea Dobre

Robert W. Baird & Co. Incorporated, Research Division

So can I follow up on that comment of where the poultry market currently is? Can you put a finer point on where you are volume-wise or dollar-wise relative to pre-COVID levels or whatever you would define as a normalized level for the industry?

Brian A. Deck

President, CEO & Director

Yes. We’re certainly — within North America specifically, we’re still off 15%, 20% versus kind of where we otherwise would be. And as you know, that’s one of our — that is our largest end market as a whole. So now we saw, again, good — decent progression, but quite a bit of ways to go.

Mircea Dobre

Robert W. Baird & Co. Incorporated, Research Division

Got it. And my final question is on margin. You talked about improvement sequentially, that all makes sense. Is it fair for us to expect margins to improve year-over-year as well in both quarters? And I’ll leave it at that.

Matthew J. Meister

Executive VP & CFO

Yes, Mig, I think that is absolutely what we should expect. It is a big increase, certainly in margins, and a lot of that is driven by the incremental flow-through on the higher volume. We typically estimate in the range of high 20s, low 30%. And I think with the volume increase, we should sort of be on the high end of that range.

John Bean Technologies Corporation

Q2 2024 Earnings Conference Call

And then beyond that, there’s some benefits from a mix perspective with the recovery in poultry markets. That tends to be some of our more profitable products as well as the higher volume in AGV. They’ve done a really nice job in addressing their manufacturing efficiency and their margins. So those together, along with improvements that we’re expecting in aftermarket, especially on projects, that gives us a nice tailwind from a mix perspective.

And then we’ve honestly been very happy and seen a lot of success from the supply chain team and the effects they’ve had on costs — input costs, especially around materials. So we expect that to continue back — in the back half of the year. All of that would support the higher margin rates we’re expecting in the back half of the year. And that will improved sequentially. So Q3 will be better and then Q4 will be better than Q3.

Operator

Your next question comes from the line of Ross Sparenblek with William Blair.

Robert Samuel Karlov

William Blair & Company L.L.C., Research Division

This is Sam Karlov on for Ross. So I guess I’ll start. In the press release, you guys noted that you’ve submitted regulatory filings related to Marel within all relevant jurisdictions. Just to be clear, are these formal submissions or still just informal?

Brian A. Deck

President, CEO & Director

It depends on the jurisdiction because there are different processes in different jurisdictions. For example, the EU is there’s a lot of, I’ll say, advocacy and back and forth before you actually formally submit. So versus the U.S., where you just submit it, and then the Q&A comes afterwards, this is a little bit of the opposite. So that’s underway. But in most other jurisdictions, those are formal.

Robert Samuel Karlov

William Blair & Company L.L.C., Research Division

Got it. That’s helpful. And then can you give us an update on your investor outreach efforts with Marel investors, specifically related to that 10% retail investor base?

Brian A. Deck

President, CEO & Director

Yes. No, good question. So we had a really great week back in, I guess, this would have been late June, both in Iceland and in London. And it had — we had a broadcast and webcast call, which was, in part, strongly geared towards retail investors. So that was — and that was very well received and viewed within that market. So that really helped.

There’s also a very specific, I’ll say, print campaign that happens in Iceland as well as part of that process. So it goes like newspaper ads, et cetera. So there’s a very strong process underneath. Separately, aside from the conference that was attended live as well as broadcast, we had one-on-ones with all of the major shareholders of Marel, again, across both London and Iceland.

And I think we hit something like, I think, 40 investors over the course of a week or so. So really deep penetration and really great to see the support. They, as a group, certainly understand and appreciate the opportunity here, the industrial logic. So, so far, so good in that regard.

Robert Samuel Karlov

William Blair & Company L.L.C., Research Division

Got it. That’s very helpful. And then just one last one. Can you give us a sense of how poultry orders progressed through the quarter and kind of into July? And then can you comment on kind of what you’re hearing from customers that kind of gives you that level of visibility into the second half?

Brian A. Deck

President, CEO & Director

Right. So I would say orders progressed. It actually started the second quarter a little bit slow, frankly, but then did progress throughout the quarter. And I would just generally say, that’s our general expectation for the third quarter. I haven’t seen the July numbers in any case. But generally speaking, we do see — expect some momentum throughout the quarter.

John Bean Technologies Corporation

Q2 2024 Earnings Conference Call

In terms of kind of what we’re hearing more generally from our customers, it’s what you might expect. First of all, the fundamentals remain good. The poultry prices, the wholesale prices are remaining solid. They’ve kind of — they’ve held. They haven’t further increased versus this time last quarter as a whole. However, input costs have also remained stable.

So the general, I’ll say, price/cost dynamics for our customers have held. We haven’t seen some of the — I think some of the results are coming out later this week or next week on some of the big guys. But as we understand it, they’re doing well operationally.

So we are — we’re quoting on things like — for the third — for the second quarter, it was more, I would say, further processing kind of more end-of-line type activities are further down the line. We are starting to see some quotes and activity on some of the upfront stuff. So that bodes well. It’s just starting to get deeper into — further into the lines, which is good to see.

So overall, just good conversation. They’re investing. We’re seeing more releases of CapEx that they’ve told us about, and we continue to quote.

Operator

[Operator Instructions] And that does conclude our question-and-answer session for today. I will now turn the conference over to Mr. Brian Deck for closing remarks.

Brian A. Deck

President, CEO & Director

Thank you all for joining us this morning. As always, Kedric and Marlee will be available if you have any follow-up questions. Thank you.

Operator

This concludes today’s conference call. Thank you for your participation, and you may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond John Bean Technologies Corporation’s (“JBT’s”) ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel hf. (“Marel”), our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of JBT’s previously announced voluntary takeover offer for all of the issued and outstanding shares of Marel (the “Offer”); the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the Offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that our stockholders may not approve the issuance of new shares of common stock in the Offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the Offer in a timely manner or at all; the risk that the Offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and

John Bean Technologies Corporation

Q2 2024 Earnings Conference Call

environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in our proxy statement/prospectus filed pursuant to Rule 424(b) under the Securities Act (File No. 333-279438) on June 25, 2024, forming part of the Registration Statement on Form S-4, initially filed by us on May 15, 2024 and declared effective on June 25, 2024; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting.

These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP.

Important Notices

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this release is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

John Bean Technologies Corporation

Q2 2024 Earnings Conference Call

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT filed with the SEC a registration statement on Form S-4 (No. 333-279438) (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on June 25, 2024, and JBT commenced the mailing of the Proxy Statement/Prospectus to its stockholders on June 25, 2024. Additionally, JBT filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) an offer document and a prospectus, which have been approved by the FSA and which have been published.

SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

JBT and Marel shareholders may obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. You may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://www.jbtc.com/jbt-marel-offer-launch/ as well as a free copy of the offer document.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the Offer. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the Proxy Statement/Prospectus. You may obtain free copies of these documents as described in the preceding paragraph.